Leadership in the Automotive Steel Market

ArcelorMittal

Brian Aranha, Vice President, Automotive Worldwide

Investor Day 2011 - 23 September 2011



Disclaimer

ArcelorMittal

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although ArcelorMittal's management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal's securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the "SEC") made or to be made by ArcelorMittal, including ArcelorMittal's Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Today's agenda

ArcelorMittal

- Outlook and strategy
  - Core strength, sustainable growth
  - Implementing savings, executing growth
- Mining
  - Building a World-Class Mining business
  - Mining: a commercial approach
- Value-added leadership
  - ArcelorMittal Research and Development
  - Leadership in the Automotive steel market

Auto demand recovering in developed markets, strong in emerging markets

ArcelorMittal

US and EU27 Light vehicles sales (SAAR) (millions)



18
17
16
15
14
13
12
11
10
9
Light Vehicle Sales USA
Light Vehicle Sales EU27
Jan-06
Jun-06
Nov-06
Apr-07
Sep-07
Feb-08
Jul-08
Dec-08
May-09
Oct-09
Mar-10
Aug-10
Jan-11
Jun-11

Brazil automotive sales (seasonally adjusted (000's))



260
240
220
200
180
160
140
120
100
Jan-06
Jun-06
Nov-06
Apr-07
Sep-07
Feb-08
Jul-08
Dec-08
May-09
Oct-09
Mar-10
Aug-10
Jan-11
Jun-11

China automotive sales (output not SAAR; 2005=100)



260
240
220
200
180
160
140
120
100
Jan-07
May-07
Sep-07
Jan-08
May-08
Sep-08
Jan-09
May-09
Sep-09
Jan-10
May-10
Sep-10
Jan-11
May-11

Global vehicle sales forecast (2011F v 2010)

- US vehicle sales of around 12.5m units in 2011, up 7.8% vs. 2010
- Western Europe vehicle sales of around 14.5m units in 2011, up 6.9% vs. 2010
- Brazil vehicle sales of 3.6m units in 2011, up 7.9% vs. 2010
- China vehicle sales of 18.2m units in 2011, up 6% vs.2010

Auto sales strong in emerging markets, recovering in Europe, US

Source data for global vehicle sales forecast: JD Power

Worldwide Production 2011

2011 Production in '000 units + growth forecast for 2016: Personal cars + LCV* < 6 t

ArcelorMittal



Europe 20.2 Mv / +22.3%
NAFTA
12.9 Mv / +23.3%
China
16.9 Mv / +31.4%
Japan
8.4 Mv / +10.5%
Korea
4.4 Mv / +3.4%
India
3.6 Mv /
+54.4%
South East Asia
3.1 Mv / +47.7%
South America
4.4 Mv / +31.8%
Estimated production 2011
> 20 M veh
> 15 M veh & < 20 M veh
> 10 M veh & < 15 M veh
> 5 M veh & < 10 M veh
> 2,5 M veh & < 5 M veh
> 1 M veh & < 2,5 M veh
< 1 M veh
Prod. Increase 2016 vs 2011

Global production of 74.4 million vehicles forecasted for 2011; ArcelorMittal delivers to all regions

Sources: JD Power forecasts (08-2011)

*LCV: Light Commercial Vehicles

Automotive market is driven by innovation and value-added products

ArcelorMittal

ArcelorMittal indexed average auto steel prices and spot HRC USA domestic fob midwest US$/s.ton (Base 100=Q406)


200
180
160
140
120
100
80
60
40
20
0
Average auto steel price
Spot HRC USA domestic fob midwest US$/s.ton
Q4 06
Q2 07
Q4 07
Q2 08
Q4 08
Q2 09
Q4 09
Q2 10
Q4 10
Q2 11

Automotive segment attributes

- Solution-driven segment with high value proposal for Original Equipment Manufacturers (OEM)
- Relative stability of margin: 20-30% of average selling price is attributable to the value added nature of the product
- High volumes, around 15% of the group's total, and stable product mix
- Lower price pressure when overall demand declines due to value-added products and contract-selling
- Barriers of entry due to technical know-how requirements for value-added products and customer relationships
- Opportunities and drivers for innovation, improvement, development & growth
- Global customers

Global auto steel market ~65mt in 2010; ArcelorMittal holds market share of ~20% globally (approx. 40% in our "domestic" markets) and is a leader for high value-added products

Sources: JD Power forecasts (08-2011)
*LCV: Light Commercial Vehicles

Fundamental changes in the auto industry
→ Unique global presence allows worldwide supply and proximity to decision centers

ArcelorMittal's industrial and commercial network


Automotive production facilities
Alliances & JV
Commercial Teams

- Global automotive manufacturing presence through ArcelorMittal facilities, alliances and joint ventures
- Proximity to the customer by global presence of commercial teams and resident engineers
- Global distribution network
- Mining integration represents a competitive advantage for our NAFTA operation

We are serving globally while developing industrial assets in emerging markets

ArcelorMittal automotive steel volumes H1 2011

ArcelorMittal automotive steel production by region


NAFTA 33%
Mercosur* 6%
South Africa 1%
Europe 60%

ArcelorMittal automotive steel shipments by product


Hot Rolled Coil 24%
Cold Rolled 15%
Coated (hot dip) 53%
Coated (Electrogalva nised) 8%

OEM vs indirect (shipments)


OEM 61%
Other 39%

ArcelorMittal Automotive global presence

*Mercosur: economic and political agreement between Argentina, Brazil, Paraguay and Uruguay, Venezuela to join; associated members: Bolivia, Chile, Colombia, Ecuador and Peru

Changing dynamics of the automotive market

ArcelorMittal

- Emergence of China as the largest market for Automobiles
- Raw material prices set quarterly vs annually up to and including 2009 leads to steel price instability
- Fundamental changes in the auto industry
  - Consolidation to cut costs
  - Mega platforms to reduce development costs
- Tightening standards for emissions and passenger safety
  - Reduction of CO_2 emissions → Penalties (EU)
    → Shift to electrical/hybrid
  - Threat of alternative materials
  - Recycling and Life Cycle Assessment (LCA)

Need for specific answers from the steel industry

ArcelorMittal is fully committed to support car makers worldwide in the challenges on passenger safety, weight savings and reduction of CO_2 emissions

Growth of auto demand in emerging markets

ArcelorMittal



Participation in emerging markets → Growing our presence in China …

ArcelorMittal

ArcelorMittal JV partnerships in China

- VAMA site Loudi City, Hunan
- Concept to have plant with solar panels on roof providing 1.5MW of electricity using the Chinese government incentive scheme
- 1.5 million tons facility scheduled to start production ("SOP") in Q4 2013: with state of the art pickling tandem CRM, continuous annealing line and hot-dip galvanizing line as main components

Strategic Value:

- With VAMA footprint, ArcelorMittal is positioned to support and grow with Chinese market expansion
- Establishing relationships in China with the major Chinese OEMs is essential to ensure ArcelorMittal can participate in their growth elsewhere



VAMA & VAME site Loudi City, Hunan
The total area of the site is 2,000Mu (1.4 sqr Km)

China Automotive industrial network



FAW-VW & BMW
Daimler & Nissan
BYD, Changan, Suzuki, CFMA & FAW-VW
Geely, VW, GM, KIA, SAIC & Chery
Changfeng, Fiat, DPCA, Dongfeng, Honda, JMC & Suzuki
VAMA
proposed
SAIC, GM, Honda, Toyota, Nissan & BYD

- China's automotive market expected to grow from 14.6 to 22.2M vehicles from 2010 to 2016 - Evolving to six automotive production hubs
- ArcelorMittal to participate in this market by:
  - Proposed JV with Hunan Valin (VAMA)
  - Expansion of exports of auto steel into China
  - Local presence of commercial and technical teams

China greenfield
VAMA master plan: Technology transfer

ArcelorMittal


2011
2012
2013
2014
Q3
Q4
Q1
Q2
Q3
Q4
Q1
Q2
Q3
Q4
Q1
LYS
Technical support to improve hot rolled substrate quality
Technical support to introduce quality management system
Training at ArcelorMittal site
VAMA
SOP CGL
SOP PLTCM
SOP CAL
Support on tendering process
Procedures preparation:
• Maintenance
• Operation management
• Quality
Personnel training at ArcelorMittal Site
Personnel training on VAMA Site
IT system development
Product development
Productivity improvement

Time line for knowledge sharing and technology shift

LYS refers to Valin Lianyuan Iron and Steel Co. Ltd

Adjusting to raw material volatility

ArcelorMittal



Raw material volatility…
→ new contracts successfully adopted

ArcelorMittal

Automotive Worldwide



Auto contract as of 1H 2010
Auto contract as of 1H 2011
Auto contract composition expected at end of 2011
EUROPE
Other
12 month or longer fixed price
76% - Other : 6m fixed & 12m indexed price
24% - 12m or longer fixed price
Other : mainly 6m fixed & 12m indexed price
NAFTA
Other
12 month or longer fixed price
37% - Other : 6m fixed & 12m indexed price
63% - 12m or longer fixed price
Other : mainly 6m fixed & 12m indexed price
63% - 12m fixed price

European contracts all shifted to 6m fixed contract or 12 month indexed price; approximately 1/3rd NAFTA contracts have shifted to date

Technology challenges



Tightening standards for emissions and safety → Steel supports weight reduction

ArcelorMittal


280 CO_2 equivalent g/Km converted to NEDC test cycle
260
240
220
200
180
160
140
120
100
2002
2004
2006
2008
2010
2012
2014
2016
2018
2020
California
United States
Canada
Australia
China
Europe
Japan



- CO_2 emission standards tighten
- Passenger safety requirements continue to increase
  → strong need for weight reduction without compromise on strength
- Advanced High Strength Steel offers unique and cost neutral solutions on stiffness with lower weight

Strong opportunity for steel as best solution to answer safety & emissions standards

ArcelorMittal strong partner of OEMs to achieve today's market requirement

ArcelorMittal

CO2 regulation
Car Weight


BIW Gross Weight
Segment Mix Effect
(kg)
Weight
% Change vs 2006
720
700
680
660
640
620
6%
4%
2%
0%
-2%
-4%
675
689
705
682
698
694
681
672
662
658
2%
4%
1%
3%
3%
1%
0%
-2%
-3%
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Weight Reduction

Decrease CO2 emission

Increase of application in the car conception

Crash requirement
EURONCAP


Renault Clio I (1990)
Renault Clio II (1998)
Renault Clio III (2005)
2011
2016
15%
Hot stamping (in % of BIW weight)

Crash requirement

Safety requirement

Durability

ArcelorMittal present at design decision centres of all global OEMs

ArcelorMittal

Regional influence of design/development centres



North America
Europe
China
Korea
India
South America
South Africa
Europe
Japan
North America
Korea
India
China
South America

The chart shows where the development decisions for the products supplied to the referenced markets are taken

- A new OEM hierarchy and changing ownerships
- Increasing importance of global platforms
- Regional influence of design/development centres

Development decisions for product designs are global

Source: JD Power

Rapidly changing Automotive landscape …
→ ArcelorMittal embedded in all stages

ArcelorMittal

New vehicles

5 years +	2 - 3 years	< 18 months	Current vehicles
Advanced projects	Vehicle design projects	Vehicle industrialisation projects	Vehicle production
Advanced engineering	**Co-engineering**	**Early vendor involvement and processing support**	**Quality management**
through		through	through
Product innovation and generic steel solutions		assistance to stamping and joining	responsiveness to customer needs, pro-active optimization of product/process

S-in motion program offers 20% weight reduction with significant contribution of hot stamping

ArcelorMittal

→ Using currently and globally available Advanced High Strength Steel (AHSS) grades

→ Involving unique industrial partner network

→ High tech solutions (Tailored blanks, …)

Catalogue of worldwide solutions adapted to meet recent and most stringent crash requirements

- Cost neutral
- Roll out to all automotive customers in the world with significant interest (more than 80% of OEMs involved with S-in motion roll out)
- Trigger partnerships with customers on future platforms (already successful results)



LWB
Ductibor® 500P / Usibor® 1500P
LWB
Usibor® 1500P / Usibor® 1500P

- For the lightest BiW concept, 29 parts *(~69 kg)* use hot stamping offering high mechanical resistance for complex geometries without spring back effect

Worldwide ArcelorMittal R&D involving automotive suppliers and industrial partners (Gestamp and Magnetto Automotive)

Target Perimeter = Body in White (BiW), Closures and Chassis

ArcelorMittal innovations
Laser welded blanks for hot stamping

Laser welded blanks market evolution



ArcelorMittal Patent
Cold stamping
Hot stamping
1990-2000
2000 -2006
2007-2009
2010-20xx
1st Life cycle
2nd Life cycle
Early users
Consolidation
Decline
Early users

Laser Welded Blanks:

- Hot stamping material: Usibor protected by a patent
- Leader in laser welded blanks: ArcelorMittal Tailor Blanks ("AMTB") developed a dedicated welding process protected by a patent; competitors asking for licence

Patent protected laser welded blanks for hot stamping

Ongoing investments to maintain leadership position in developed markets

ArcelorMittal

In Europe, investment of **1.2bn USD** in new installations and equipment, among which:

- **To produce the full range of AHSS in Dual-Phase and TRIP steels:**
  New vacuum degasser and continuous casters in Dunkerque and Gent; new cooling capacity at continuous annealing line at Liege; and width enlargement in Bremen finishing lines
- **To answer the rapidly growing demand for Usibor:**
  New design of hot dip lines in Lorraine and Luxembourg (Mouzon and Dudelange)
- **To accompany the increasing demand in new coatings:**
  New hot dip line for galvannealed product in Mardyck; capacity increase of hot dipped galvanising lines in Montataire, Eisenhüttenstadt, Sagunto and Aviles; new technology for Ultragal
- **To develop eastern European automotive market:**
  New hot strip mill in Krakow, Poland
- **To produce steels for electrical vehicles, with high electrical performance:**
  New continuous annealing line in Saint-Chely (production 2012)



24% of the total CAPEX spent in Europe over the last 5 years was directly linked to automotive customer needs

Customer ratings for technology/product development confirms ArcelorMittal leadership

ArcelorMittal

Out of 6 global OEMs who shared ranking for product and technology in 2010,

- 5/6 rated ArcelorMittal as N°1
- 1/6 rated ArcelorMittal as N°2 (expected to improve in 2011)





Recognised leadership from key customers

Source : Yearly 'Voice of the Customer' scoring and direct verbal communication

Strong Automotive market share maintained and increasing on high added value products

ArcelorMittal


NAFTA
2008
2009
2010
2011
AHSS Market share
overall Market share


Europe
2008
2009
2010
2011
AHSS Market share
overall Market share

→ **Strong market share maintained on Auto**
→ **Strengthening position in Advanced High Strength Steels**
- stronger increase than average in ALL regions
- above average market share

Recognised leadership from key customers

Sources: AM deliveries; JD Power/CSM

Recap

ArcelorMittal

Our Strengths enable us to adapt to a rapidly changing automotive environment…

- Minimising raw material volatility impact by restructuring our contracts as they come due
- Leveraging our flexible organisation in a rapidly changing customer landscape
- Producing the prime product to face tightening emissions standards and to improve passenger safety
- Moving into emerging markets

… and build on competitive advantages

- Global footprint focusing on each step of vehicle life time
- Tailored service and vertical integration
- Innovation through product, R&D and Total Solution (S-in-Motion)

… that leads to recognition of ArcelorMittal's technology leadership